

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2011

Richard D. Brounstein
Executive Vice President, Chief Financial Officer
 and Secretary
NewCardio, Inc.
2350 Mission College Blvd., Suite 1175
Santa Clara, California 95054

> **Re:** **NewCardio, Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed February 24, 2010**
> **File No. 333-132621**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**

Dear Mr. Brounstein:

    We have completed our review of your filings and do not have any further comments at this time.

                Sincerely,

                Jeff Jaramillo
                Accounting Branch Chief